OKB



SE 17018712

Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-50450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTROCK CAPITAL MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

754 CHESTNUT RIDGE ROAD
(No. and Street)

CHESTNUT RIDGE (City) NEW YORK (State) 10977 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RABINDRA NATH BHATTACHARYA 845-371-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEHMAN NEWMAN FLYNN VOLLARO, CPAS, PC
(Name – *if individual, state last, first, middle name*)

14 PENN PLAZA-SUITE 2220 (Address) NEW YORK (City) NY (State) 10122 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, RABINDRA NATH BHATTACHARYA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTROCK CAPITAL MANAGEMENT, INC, as of DECEMBER 31ST, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public


MARLONDE PIERRE LOUIS
Comm. Exp. 5/18/19
NOTARY
PUBLIC
Comm. No. 01PI6323514
STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Westrock
Capital Management, Inc.
Member NASD, SIPC

AFFIRMATION OF EXEMPTION DECLARATION CERTIFICATION

Westrock Capital Management is claiming an exemption from Rule 15c3-3 based on the exemptive provision (k) (2) (ii) under Securities Exchange Act of 1934 as all customer transactions are cleared through COR clearing a clearing firm on a fully disclosed basis. Westrock operates under the "(k)(2)(ii)" exemption of this Rule, because it meets the following condition:

The broker-dealer is an introducing broker-dealer who clears all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer (COR clearing), and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and properly maintains and preserves such books and records.

Westrock's associated persons are required to fully understand and comply with the following (under SEA Rules 17a-3 and 4):

- Checks made payable to the clearing firm (COR clearing) received from clients should be forwarded promptly to the proper processing area which will forward them to the clearing firm (or product sponsor) after logging them in the Checks Received and Delivered Blotter. In the event a check made payable to Westrock is received from a client, it must be recorded in the Checks Received and Delivered Blotter before being returned promptly to the client with written instructions on how to properly remit payment.
- Accepting cash from a client is not permitted. In the event cash is mistakenly received from a customer, it must be recorded in the Cash Received Blotter before being returned promptly to the client with written instruction on how to properly remit payment and Westrock's policy to not receive cash. Westrock's AML procedures manual should be consulted for additional procedures, if any.
- Checks in payment of customer transaction may not be written on a Registered Representative's own personal or business account;
- In the event securities are received from a customer, they must be logged into the Securities Received and Delivered Blotter and promptly returned to the client with instructions on sending certificates to the clearing firm
- With regard to redeeming securities, there may not be a sharing in the profits and losses of a client or an agreement to purchase a security from a client at some future date; and
- Misappropriation, stealing, or conversion of customer funds is prohibited and constitutes serious fraudulent and criminal acts. Examples of such acts include unauthorized wire or other transfers in and out of customer accounts, borrowing customer funds, converting customer checks that are intended to be added or debited to existing accounts, or taking the cash values of insurance contracts or other liquidation values of securities belonging to customers.

Westrock met the exemption provision through-out the entire fiscal year 2016 without any exception.

Signature: [signature] **Date:** 2/14/17

Title: Managing Partner


MARLONDE PIERRE LOUIS
Comm. Exp. 5/18/19
NOTARY
PUBLIC
Comm. No. 01PI6323514
STATE OF NEW YORK

Phone: 845.371.8800 Fax: 845.371.7689
754 Chestnut Ridge Road Chestnut Ridge, NY 10977

WESTROCK CAPITAL MANAGEMENT, INC.
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2016

LEHMAN NEWMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WESTROCK CAPITAL MANAGEMENT, INC.
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2016

TABLE OF CONTENTS

LEHMAN NEWMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Westrock Capital Management, Inc.

We have audited the accompanying Statement of Financial Condition of Westrock Capital Management, Inc. (The Company) as of December 31, 2016, and the related Statement of Operations, Changes in Stockholder's Equity and Cash Flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of Westrock Capital Management, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westrock Capital Management, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I-Computation of Net Capital, Schedule 2-Computation for Reserve Requirements and Schedule III-Information Relating to Possession or Control Requirements have been subjected to audit procedures performed in conjunction with the audit of Westrock Capital Management Inc.'s financial statements. The supplemental information is the responsibility of the Westrock Capital Management Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements of the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Lehman, Newman Flynn Vollaro

New York, NY
February 6, 2017

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Current assets:	
Cash and cash equivalents	$ 40,731
Due from clearing broker	27,557
Investment - securities owned at fair market value	702,202
Prepaid expenses	253
Total current assets	770,743
Capitalized assets, net of accumulated depreciation and amortization of $178,631	22,216
Deposit held by broker	15,000
Other assets	685
Total assets	$ 808,644

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accrued expenses and accounts payable	$ 16,938
Due to broker	380,917
Total liabilities	397,855
Stockholder's equity	
Capital stock – no par value, $250 stated value	
Authorized – 1,000 shares	
Issued and outstanding – 40 shares	10,000
Additional paid-in capital	146,976
Retained earnings	253,813
Total stockholder's equity	410,789
Total liabilities and stockholder's equity	$ 808,644

The accompanying notes are an integral part of this statement.

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	
Commission and fees	$ 230,588
Interest and dividends	15,480
Other income	5,076
Net realized and unrealized gain/(loss) on investments	55,386
Total revenues	306,530
Expenses:	
Clearing and regulatory charges	39,504
Payroll and related expenses	12,611
Rent	48,000
Depreciation and amortization	7,428
Interest expense	21,289
Insurance	4,877
Travel	8,003
Professional fees	5,150
Pension Expense	10,140
Office and other expenses	41,663
Total expenses	198,665
Net Income	$ 107,865

The accompanying notes are an integral part of this statement.

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Stock At Stated Value	Additional Paid – In Capital	Retained Earnings	Total
Balance, January 1, 2016	$10,000	$146,976	$200,622	$357,598
Stockholders' contributions	-	-	-	-
Stockholders' distributions	-	-	(54,674)	(54,674)
Net income	-	-	107,865	107,865
Balance, December 31, 2016	$10,000	$146,976	$253,813	$410,789

The accompanying notes are an integral part of this statement.

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:	
Net Income	$ 107,865
Adjustments to net income:	
Depreciation and amortization	7,428
Changes in assets and liabilities:	
Due from broker	(17,508)
Prepaid expenses	(153)
Accrued expenses and accounts payable	11,142
Investments at fair market value, net	(94,890)
Due to broker	45,449
Net cash provided by operating activities	59,333
Cash flows from investing activities:	-
Cash flows from financing activities:	
Shareholders' distributions	(54,674)
Net cash used in financing activities	(54,674)
Net change in cash and cash equivalents	4,659
Cash and cash equivalents, beginning of year	36,072
Cash and cash equivalents, end of year	$ 40,731

Supplemental Disclosures:	
Interest paid	21,289
Income taxes paid	50

The accompanying notes are an integral part of this statement.

Note 1 – Business Description

Westrock Capital Management, Inc. (the Company), an S Corporation, was incorporated in the State of New York on July 1, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company's operations primarily consist of securities transactions performed on an agency basis for customers.

Note 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows the Company considers all highly liquid debt instruments with maturity of three months or less to be a cash equivalent.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Fixtures and Equipment

Capitalized assets are recorded at costs and depreciated over their estimated useful lives using accelerated methods.

Revenue Recognition

Securities owned are recorded at fair value based on quoted market prices. Securities transactions and related clearing expenses are recorded on the trade date basis. Unrealized and realized gains and losses are reported on a net basis.

Method of Accounting

The financial statements have been prepared on the accrual basis of accounting

Subsequent Events

ASC 855 Subsequent Events sets fourth general accounting disclosure requirements for events that occur subsequent to the balance sheet date but before the Company's financial statements are issued. The Company has evaluated events through February 6, 2017, the date the financial statements were available to be issued.

Note 3 – Clearing Agreements

In September 2015, the Company entered into a clearing agreement with COR Clearing, Inc. to carry the customer's accounts of its trading business, including the cash and margin accounts, to clear all transactions on a fully disclosed basis. Their previous clearing agreement with Sterne, Agee & Leach was terminated as of September 2015.

Note 4 – Investments

The Company's investments in marketable securities are presented at fair market value based upon quoted prices in active markets. Investment income is recognized when earned. Investments with maturities of less than one year from the balance sheet date are classified as current assets.

At December 31, 2016, investments consist of the following:

	2016
Equity securities	$ 702,202

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to assess.
Level 2 - inputs are inputs (other than the quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
Level 3 - inputs are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2016, the Company's investments are classified as follows based on fair values:

Category	2016 Fair Value
Level 1	$702,202
Level 2	-
Level 3	-
	$702,202

Note 5 – Capitalized Assets

At December 31, 2016, capitalized assets consist of the following:

Leasehold improvements	$111,352
Furniture and equipment	89,495
	200,847
Less: accumulated depreciation and amortization	178,631
	$ 22,216

Depreciation and amortization expenses for the year ended December 31, 2016 is $7,428.

Note 6 – Net Capital Requirements

As a member of the Financial Industry Regulatory Authority, Inc. the Company is subject to the net capital rule adopted and administered by the Association. The rule prohibits a member from engaging in securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. As of December 31, 2016, the corporation's ratio of aggregate indebtedness to net capital was 6.88% and its net capital was $246,154 compared with a net capital requirement of $5,000.

Note 7 – Income Taxes

The Company has elected to be treated as an "S" corporation for Federal and State income tax purposes. Under the provisions of Subchapter S, the Company does not pay federal corporate income taxes on its taxable income. Corporate income or loss is included in the shareholders' individual income tax return. The statute of limitation for examination by Internal Revenue Service and New York State for the federal and state tax returns has expired for tax years before 2013.

Note 8 – Commitments and Contingencies

The Company is committed to a lease of an office building, which is owned by the Company's shareholders. The annual rent expense for 2016 was $48,000.

Note 9 – Concentrations

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

During 2016, the Company provided services to 10 major customers, resulting in revenues of approximately 90% of the Company's total revenues

Note 10 – Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $15,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customer's accounts. In addition, the receivable from the clearing broker (commissions earned) is pursuant to the clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract as a loss.

SCHEDULE I

WESTROCK CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Total stockholders' equity from Statement of Financial Condition	$ 410,789
Total non-allowable assets from Statement of Financial Condition	(23,154)
Haircuts on firm investments including undue concentrations	(141,481)
Net capital	$ 246,154

Minimum net capital required on aggregate indebtedness (6 2/3% of aggregate indebtedness)	$ 1,129
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of the above)	$ 5,000
Excess net capital	$ 241,154

Total A.I. liabilities from Statement of Financial Condition	$ 16,938
Ratio: Aggregate indebtedness to net capital	6.88%

SCHEDULE 1 (CONTINUED)

WESTROCK CAPITAL MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(X-17A-5)
DECEMBER 31, 2016

	Focus Report- Part IIA Period ended December 31, 2016	Adjustments	Annual Financial Statements at December 31, 2016
Computation of net capital:			
Total stockholders' equity from Statement of Financial Condition	$ 410,789	$ -	$ 410,789
Total non-allowable assets from Statement of Financial Condition	23,154	-	23,154
Haircuts on firm investments including undue concentrations	141,481	-	141,481
Net capital	$ 246,154	$ -	$ 246,154

SCHEDULE II

WESTROCK CAPITAL MANAGEMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(ii) of the Rule. The Company has all customer transactions cleared through another broker-dealer on a fully disclosed basis. The Company was in compliance with the conditions of the exemption as of December 31, 2016.

SCHEDULE III

WESTROCK CAPITAL MANAGEMENT, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(ii) of the Rule. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption as of December 31, 2016.

LEHMAN NEWMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

Supplemental Report of Independent Auditors
On Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
Westrock Capital Management, Inc.

In planning and performing our audit of the financial statement of Westrock Capital Management, Inc. (the Company), as of and for the year ended December 31, 2016, in accordance with auditing standards generally accepted in the United State of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedure can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedure are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2016, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lehman, Newman Flynn Vollaro

February 6, 2017
New York, NY

LEHMAN NEWMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

Supplemental Report of Independent Auditors
On Exemption Provision Under Rule 15c3-3

To the Board of Directors of
of Westrock Capital Management, Inc.

We have reviewed Management's statements, included in the accompanying Exemption Report under Rule 15c3-3, in which Westrock Capital Management, Inc. (The Company) identified the following provisions of 17 C.F.R §15c3-3(k) under which they claimed an exemption from 17C.F.R.§240.15c3-3: under exemption provision (k)(2)(ii) and the Company. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Lehman Newman Flynn Vollaro

February 6, 2017
New York, NY